Return address: Koncernregnskab & Skat, Nørregade 21, 0900 København C
Larry Spirgel Assistant Director Division of Corporate Finance US Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549 Mail Stop 3561
December 5, 2005 Ehc

Re.: TDC A/S - Form 20-F for Fiscal Year Ended December 31, 2004, Filed May 26, 2005 - File No. 1-12998

Dear Mr. Spirgel,

We acknowledge the receipt of your letter dated October 21, 2005 with further comments with respect our Form 20-F for the fiscal year ended December 31, 2004.

We have reviewed your further comments and present below the Company's response to your letter. The headings below correspond to the headings set forth in your letter. The Staff’s comments are highlighted in bold followed by the Company’s responses.

Note 9 - Intangible Assets, page F-31

Comment 1:

We note your response to prior comment 2 and have further comment. Tell us and disclose in future filings the life over which you expect to amortize the licenses. We note in your discussion in a September 20, 2001 press relates that the Danish license was awarded for twenty years, and that the provisions of this license require you to achieve certain coverage milestones in order to maintain the license. For example, we note that you were obligated to establish coverage for 30% of the population in Denmark in 2004. It does not appear from your disclosure in your Form 20-F that you have met this requirement. Tell us and disclose what penalties or actions may be taken as a result of the failure to meet this obligation. Additionally, tell us how you plan to consider these milestones in reviewing the license for impairment in accordance with SFAS 144.

TDC A/S Nørregade 21 DK-0900 København C Tel.+45 33 43 77 77 Fax+45 33 43 76 18	Corporate Accounting & Tax Tel.+45 33 99 81 60 Fax+45 33 99 67 96	Internet: www.tdc.dk E-mail: ehc@tdc.dk

TDC A/S     CVR-nr. 14 77 39 08       København

Response 1:

On September 20, 2001 TDC was awarded one of four UMTS licenses in Denmark. TDC’s license was awarded for term of 20 years and expires without provision for renewal on September 20, 2021. TDC is obliged under the terms of the license to establish coverage for 30% of Denmark's population by December 31, 2004 and 80% of Denmark’s population by December 31, 2008. As of December 31, 2004, the Company has fulfilled the requirement to establish coverage of 30%. The Company also expects to meet its obligation to provide coverage for 80% of Denmark’s population by December 31, 2008. Consequently, no penalties or actions have been or are expected to be taken as a result of failure to meet license requirements.

The Company will begin to amortize the UMTS license once the asset is ready for use. The estimated useful life of the asset is based on the stated term of the license, and therefore extends until September 20, 2021. As the UMTS network is ready for use as from October 1, 2005 the amortization period is approximately 16 years. Appropriate disclosure regarding the estimated useful life of the asset will be included in future filings.

In accordance with SFAS 144, the Company tests the carrying value of its investments in UMTS licenses for recoverability whenever events or changes in circumstances indicate that the carrying value may not be re-coverable. (i.e. upon the occurrence of a “triggering event”). During the time that the UMTS network is under development, estimates of future cash flows used to test the asset for recoverability are based on the expected service potential of the asset when development is substantially complete and included cash flows associated with all future expenditures necessary to place the asset in service, including any specific milestones or actions required pursuant to the terms of the licenses. To date, such estimates have indicated that the carrying amount of the assets was recoverable.

Comment 2:

Please tell us whether the UMTS license granted in Switzerland contains coverage milestones similar to those of the Danish license, and if so, if you have met all obligations as of December 31, 2004.

Response 2:

The UMTS licence granted to TDC Switzerland in 2000 obliges TDC Switzerland to establish coverage for 50% of the Swiss population by December 31, 2004. TDC has fulfilled all obligations under this license as of December 31, 2004. Please note the disclosure regarding the license on page 18 of our Form 20-F for 2004.

Note 30 - Reconciliation to United States Generally Accepted Accounting Principles, page F-51

Comment 3:

We note in your response to comment 7 the impact of not consolidating your wholly owned subsidiaries, TDC Reinsurance A/S and Tele Danmark Reinsurance S.A., on your 2002, 2003 and 2004 in-come statements and balance sheets. Item 17(b) of Form 20-F re-quires that the financial statements of a foreign private issuer disclose an information content substantially similar to financial statements that comply with U.S. GAAP and Regulations S-X. An accounting policy that excludes controlled subsidiaries from consolidation on the basis that they are immaterial does not satisfy this requirement. We believe clear and complete consolidation policy disclosure is required of foreign registrants under Item 17, please revise your U.S. GAAP disclosures accordingly. In addition, please confirm to us that you will disclose this difference in GAAP and the impact of not consolidating these enterprises on each affected U.S. GAAP financial statement line-item in future filings if and when material.

Response 3:

The Company’s basis for the exclusion of its wholly-owned subsidiaries TDC Reinsurance A/S and Tele Danmark Reinsurance S.A from consolidation under Danish GAAP was the immateriality of the subsidiaries to the Company’s consolidated financial statements. There is no difference between Danish and U.S. GAAP as it relates to the consolidation of subsidiaries in which the company has a controlling interest through direct or indirect ownership of a majority voting interest in the entity.

Notwithstanding the historical immateriality of these entities to the Company’s consolidated financial statements, the Company will continue to reassess the materiality of these subsidiaries in future reporting periods to determine whether the entities become material and therefore require consolidation. Further, in connection with the first time application of International Financial Reporting Standards in 2005, the Company will determine whether such entities require consolidation in fiscal year 2005.

In response to the Staff’s comment on this item, the Company will eliminate the reference to the use of the equity method of accounting for such entities in the Company’s consolidated financial statements in the event that these subsidiaries remain immaterial and are therefore excluded from consolidation in future filings.

Comment 4:

Notwithstanding the absence of certain disclosures in the body of the financial statements under Item 17, it may be necessary to discuss in MD&A known trends, demands, commitments, events or uncertainties that are reasonably likely to affect liquidity, capital resources or the results of operations in a material way in-

cluding those circumstances that may not be apparent to a reader because of differences in GAAP. In this regard, it appears you should discuss material undisclosed uncertainties, commitments, or any unrecognized obligations associated with your insurance subsidiaries. Refer to SAB Topic 1:D.1.

Response 4:

As noted in Response 4, there is no difference between Danish and U.S. GAAP as it relates to the consolidation of subsidiaries in which the company has a controlling interest through direct or indirect ownership of a majority voting interest in the entity. The Company’s basis for the exclusion of its wholly-owned subsidiaries TDC Reinsurance A/S and Tele Danmark Reinsurance S.A from consolidation under Danish GAAP was the immateriality of the subsidiaries to the Company’s consolidated financial statements.

However, the Company affirms to the Staff that it has considered the obligation of the Company to provide disclosure regarding known trends, demands, commitments, events or uncertainties relating to these insurance subsidiaries that are reasonably likely to affect liquidity, capital resources or the results of operations in a material way. In this regard, we can inform the Staff that TDC has provided the fronting insurance company, AIG, with a guarantee of DKKm 200. This guarantee is included in the amount of DKKm 742 for recourse guarantees provided by TDC A/S for its subsidiaries as noted in our Form 20-F for 2004, page F-48 as well as in our MD&A, page 49.

Comment 5:

Regarding your policy of accounting for your investments in One GmbH and Polkomtel S.A. under the equity method, for each investee demonstrate to us in detail how you overcome the APB Opinion 18, paragraph 17 presumption that you do not exercise significant influence.

Response 5:

APB 18 requires that the equity method of accounting be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. APB 18 indicates that ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependencies. APB 18 indicates that the Board recognizes that determining the ability of an investor to exercise such influence is not always clear and applying judgement is necessary to assess the status of each investment. FIN 35 further establishes that the presumptions in paragraph 17 of Opinion 18 (including that an investment of less than 20% of the voting common stock of an investee should lead to the presumption that an investor does not have the ability to exercise significant influence) are intended to provide a reasonable degree of uniformity in applying the equity method, and can be overcome by predominate evidence to the contrary. We have set forth in the paragraphs that follow the principal factors that have led us to the conclusion that we have significant influence over these entities and therefore this presumption is overcome with regard to these investments.

One GmbH

The nature of the investment

One GmbH was established in May 1995 but only became active as a green field mobile operation in Austria upon acquiring a GSM1800 license in 1997. The current owner structure is as follows:

•	TDC (15.0%)
•	E.ON (50.10%), having acquired the original stakes of Radex-Heraklith Industriebeteiligungs AG and Constantia Privatbank AG.
•	Telenor (17.45%)
•	Orange (17.45%)

Factors considered

The factors we have considered are as follows:

Factor	Comment
Confidential Treatment Request by TDC A/S – ID Number 1

Conclusion

We believe that the facts and circumstances surrounding the company’s investment in One indicate that we have the ability to exercise significant influence over the venture and therefore overcome the presumption in paragraph 17 of APB Opinion 18.

Polkomtel S.A.

The nature of the investment

Polkomtel was established in December 19, 1995 as a green field mobile operation in Poland. The current owner structure is as follows:

•	TDC (19.61%)
•	Vodafone AirTouch (19.61%)
•	Polski Koncern Naftowy Orlen (19.61%)
•	KGHM Polska Miedz SA (19.61%)
•	Polskie Sieci Elektroenergetyczne (directly or indirectly - 17.56%)
•	Weglokoks SA (4.0%)

Factors considered

The factors we have considered are as follows:

Factor	Comment
Confidential Treatment Request by TDC A/S – ID Number 2

Conclusion

We believe that the facts and circumstances surrounding the company’s investment in Polkomtel indicate that we have the ability to exercise significant influence over the entity and therefore overcome the presumption in paragraph 17 of APB Opinion 18.

Comment 6:

We note in your response to comment 10 that Dan Net A/S should be reported as a discontinued operation under U.S. GAAP. Based upon the information you have provided to us, we believe a presentation of Dan Net A/S as a discontinued operation is material to your U.S. GAAP financial statements. In situations where a disposal of a business is treated as a discontinued operation under U.S. GAAP but not under home country GAAP. reconciliation of net income and stockholders' equity alone will not produce an information content substantially similar to U.S. GAAP, as required under Item 17(b) of Form 20-F. It is necessary for you to provide additional reconciling disclosures so that the impact of the discontinued operation on all reported balance sheet and income statement amounts for all periods is transparent to investors.

The following disclosures ordinarily are appropriate:

•

The U.S. GAAP reconciliation should be in sufficient detail to allow a user to understand differences between the amounts reflected in the primary financial statements and the amounts reflected in the U.S. GAAP reconciliation. A columnar reconciliation that addresses the business that is treated as discontinued operations under one GAAP but not the other GAAP with a separate column for "other reconciling items" may be necessary. With respect to the balance sheet, you should provide the disclosures in paragraph 46 of Statement 144 notwithstanding the fact that you are filing under Item 17.

•	A condensed income statement for the applicable years in a level of detail to comply with Article 10 of Regulation S-X may be necessary.

•	Additional discussion in the MD&A on U.S. GAAP basis may be appropriate.

In addition, we believe basic earnings per share for income from continuing operations, discontinued operations, and net income determined under U.S. GAAP is material and should be provided for all periods.

Response 6:

In our response to the Staff’s comment 10 regarding the disposals disclosed on page F-40 of our 2004 Form 20-F, we advised the Staff that we determined that the Company’s 100% owned subsidiary Dan Net A/S, constituted a component of an entity as defined in paragraph 41 of SFAS 144. We also advised the Staff that we determined that income from discontinued operations (relating to such component) represented less than 10% of net income for 2004 and that we believed that no additional U.S.GAAP disclosures were required for the disposal transaction. This determination was based on our view that Dan Net and the disposal transaction were immaterial to the Company’s consolidated financial statements and that the provisions of SFAS 144 did not need to be applied to immaterial items.

However, given the Staff’s comment on materiality in comment 6 of the Staff’s letter dated October 21, 2005, we have further evaluated the terms of the disposal transaction to determine how to apply SFAS 144 to the transaction. As a result, we have determined that the disposal transaction has not resulted in the elimination of the cash flows of the component from the ongoing operations of the Company and, therefore the transaction does not meet the criterion of paragraph 42(b) of SFAS 144 for reporting in discontinued operations. This is due to the fact that, in connection with the sale of the subsidiary, the Company and Dan Net A/S executed certain agreements providing for the continued provision of roaming data clearing and related services by Dan Net A/S to TDC Mobile and affiliates subsequent to the divestiture. The services rendered by Dan Net A/S to the Company pursuant to these agreements represent a continuation of activities between the Company and the disposed component and are expected to continue for at least 36 months subsequent to the disposal. The continuing cash outflows from TDC on such activity after the disposal transaction (i.e. cash outflows for payment for roaming data clearing and related services provided by Dan Net) are expected to constitute at least 20% of the cash outflows that would have been expected to be generated by the disposed component absent the disposal transaction. As a result, the Company has concluded that the transaction does not meet the criteria of paragraph 42 of SFAS 144 for reporting as a discontinued operation.

Comment 7:

Income from equity method investments and gains from the sale of securities are normally not considered revenue under U.S. GAAP. Equity in earnings of unconsolidated subsidiaries should be reported on your U.S. GAAP income statement below non-operating income and income before taxes pursuant to 5-03(b) 13 of Regulation S-X. Gains from the sale of securities should be reported as non-operating income pursuant to 5-03(b) 7 of Regulation S-X. Please disclose in quantified detail these income statement presentations differences, including the impact on each income statement line-item and income statement subtotal, in your U. S. GAAP disclosures.

Response 7:

The Company will provide disclosure of income statement presentation differences, including the impact on each income statement line-item and income statement subtotal in our U.S. GAAP note in future filings. The following is an example of the disclosure we anticipate providing in future filings:

Presentation of Consolidated Statement of Income under U.S. GAAP

U.S. GAAP requires that equity in earnings of unconsolidated subsidiaries and associates be reported below non-operating income and income before taxes. In addition, U.S. GAAP requires that gains from the sale of securities be reported as non-operating income. Under Danish GAAP, Income Before Income Taxes from Investments in Associated Enterprises is presented on the face of the Consolidated Statement of Income as a separate line item before Income Before Income Taxes. Such line item amounted to DKKm 1088, DKKm 818 and DKKm 749 in fiscal years 2002, 2003 and 2004, respectively. In addition, the Company’s share of income taxes relating to associated enterprises is included in Income Taxes and amounted to DKKm 692, DKKm 659, and DKKm 246 in 2002, 2003, and 2004, respectively. In addition, under Danish GAAP, gains on the sale of securities in the amount of DKKm 8, DKKm 172, and DKKm 6,458, in fiscal years 2002, 2003 and 2004, respectively, were reported as Other Operating Income, and within Total Revenues.

Comment 8:

Regarding your response to comment 9, we note that the amounts of several of the GAAP adjustments included in the "Other" caption in your reconciliations of net income and shareholders' equity are significant to the reconciliations. How these adjustments impact your U.S. GAAP income statement and balance sheet line-item amounts is not clear. Explain to us why you have chosen to report these adjustments on a net basis as a single line-item in your reconciliations while separately reporting other smaller adjustments. We believe you should separately report certain of these adjustments to enable a reader to clearly understand the differences in GAAP and how these differences have impacted the amounts reported in your U.S. GAAP income statement and balance sheet. Please revise and advise us.

Response 8:

We chose to report the adjustments included in “Other” on a net basis as a single line-item in our U.S. GAAP reconciliation as we deemed these items on an individual basis as to be immaterial. For purposes of determining the materiality of reconciling items, we considered quantitative and qualitative factors, including the impact of each item to the reconciliation for each date and for each period presented, the nature of the impact of the items on the U.S. GAAP income statement and balance sheet overall, as well as our expectation as to whether the line item may be material to the reconciliation in future periods.

The main item included in “Other” relates to jubilee benefits, amounting to DKK 104m before tax (DKK 73m after tax). This adjustment is of a non-recurring nature and will be eliminated in the U.S. GAAP reconciliation for 2005 due to our implementation of International Financial Reporting Standards (IFRS) with effect from January 1, 2005. Hence we have not disclosed this adjustment separately.

We will separately disclose amounts related to site pre-acquisition costs and other material reconciling items in future filings including the necessary disclosures to enable the reader to understand the differences in GAAP and how these differences have impacted the amounts reported in our U.S. GAAP income statement and balance sheet

Note 30 - Reconciliation to United States Generally Accepted Accounting Principles, page F-51

Comment 9:

We note your response to comment 17. We request that you disclose in Note 33, in quantified detail, the impact of the value of the work performed of your own purposes on your reported revenue and expense amounts.

Response 9:

The Company will to the extent appropriate provide disclosure of the impact of the value of work performed of our own purposes on our reported revenue and expense amounts in our U.S. GAAP note in future filings.

* * * * *

Please do not hesitate to call me on +45-33437650 if you have any questions regarding this submission. Additionally, please do not hesitate to contact PricewaterhouseCoopers, our independent accountants, directly by contacting Fin T. Nielsen (lead audit partner) at +45-3945-9110 or John Abbott (SEC designated reviewer), at (973) 236-5958.

Thank you for your consideration of this submission.

Yours sincerely,

Hans Munk Nielsen

Chief Financial Officer

Copy to:	Fin T Nielsen John S. Abbott Wayne Carnall (National office) PricewaterhouseCoopers LLP